UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33300262539	TELEMAR NORTE LESTE S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33300152580

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No.

76.535.764/0001-43

Board of Trade (NIRE) No. 33300295208

Publicly-Held Company

Notice to the Market

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”) and Brasil Telecom S.A. (“BRT”, and together with TNL and TMAR, collectively the “Companies”), in order to maintain their shareholders and the market in general informed, communicate to the public that, on this date, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE) approved the sale of BRT to Oi without structural restrictions, and a Statement of Commitment to Performance (Termo de Compromisso de Desempenho) was executed.

Rio de Janeiro, October 20, 2010.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Brasil Telecom S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer